RALLYBIO CORPORATION

234 Church Street

New Haven, Connecticut 06510

May 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Franklin Wyman

Kevin Kuhar

Daniel Crawford

Alan Campbell

Re:	Rallybio Corporation

Request for Withdrawal of Registration Statement on Form S-4

File No. 333-294361

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Rallybio Corporation (the “Company”) hereby requests the withdrawal by the U.S. Securities and Exchange Commission (the “Commission”), effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, together with all exhibits thereto (the “Registration Statement”), which was initially filed on March 17, 2026.

The Registration Statement was filed in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 1, 2026, by and among the Company, Candid Therapeutics, Inc. and Farmington Merger Sub, Inc. The Company is seeking withdrawal of the Registration Statement because the Merger Agreement was terminated effective as of May 3, 2026.

The Company confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please contact Tyler Silvey of Ropes & Gray LLP at (212) 596-9095.

Sincerely,

RALLYBIO CORPORATION

By:	/s/ Jonathan I. Lieber
Name: Jonathan I. Lieber
Title: Chief Financial Officer and Treasurer

cc:	Zachary Blume, Ropes & Gray LLP